UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 58767/October 10, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13208

In the Matter of	:	
	:	
CADDO ENTERPRISES, INC.,	:	
CALIFORNIA PROPERTIES FUND,	:	ORDER MAKING FINDINGS AND
CAMBRIDGE CREEK COMPANIES, LTD.,	:	REVOKING REGISTRATIONS
CANADIAN HEMP CORP.,	:	BY DEFAULT
CANNON PICTURES, INC.,	:	
CAPITAL PREFERRED YIELD FUND-II, L.P.,	:	
CAPROCK CORP., CARBITE GOLF, INC., and	:	
CARDINAL TECHNOLOGIES, INC.	:	

SUMMARY

This Order revokes the registrations of registered securities of Respondents Caddo Enterprises, Inc. (Caddo), California Properties Fund (California Properties), Cambridge Creek Companies, Ltd. (Cambridge), Canadian Hemp Corp. (Canadian Hemp), Cannon Pictures, Inc. (Cannon Pictures), Capital Preferred Yield Fund-II, L.P. (Capital Preferred), Caprock Corp. (Caprock), Carbite Golf, Inc. (Carbite Golf), and Cardinal Technologies, Inc. (Cardinal) (collectively, Respondents). The revocation is based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on September 17, 2008, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. All Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) on or before September 26, 2008.[1] To date, none of the Respondents has filed an Answer to the

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[1] All Respondents were served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [each] entity's most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Caddo (CIK No. 1094373)[2] is a revoked Nevada corporation located in Richmond, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Caddo is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[3] for the period ended June 30, 2003, which reported a net loss of $11,556 for the prior nine months.

California Properties (CIK No. 874500) is a suspended California corporation located in Carlsbad, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). California Properties is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1994.

Cambridge (CIK No.1090951) is a dissolved Nevada corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Cambridge is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended August 31, 2001.

Canadian Hemp (CIK No. 1174229) is a British Columbia corporation located in Sidney, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Canadian Hemp is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB/A on August 2, 2002, which reported a net loss of over $9 million for the period ended March 31, 2002.

Cannon Pictures (CIK No. 703807) is a void Delaware corporation located in Beverly Hills, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Cannon Pictures is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 2, 1993, which reported a net loss of over $1 million for the prior three months. On April 19, 1994, Cannon filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Central District of California, and the case was dismissed on August 27, 1999.

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a)(1); see generally 17 C.F.R. §§ 228.10-.703 (Regulation S-B) (setting forth disclosure requirements for small business issuers).

Capital Preferred (CIK No. 881295) is a void Delaware limited partnership located in Denver, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Capital Preferred is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2001.

Caprock (CIK No. 801310) is a dissolved Colorado corporation located in Denver, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Caprock is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended March 31, 1993, which reported a net loss of $396,930 for the year ended 1993.

Carbite Golf (CIK No. 1095102) is a Canadian corporation located in San Diego, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Carbite Golf is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2002, which reported a net loss of $541,979 for the prior three months. Carbite, Inc., a wholly-owned subsidiary of Carbite Golf, filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of California on November 18, 2002, and the case is still pending. As of September 15, 2008, Carbite Golf's common stock (symbol "CGTFQ") was traded on the over-the-counter markets.

Cardinal (CIK No. 787426) is an expired Utah corporation located in St. Louis, Missouri, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Cardinal is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1993, which reported a net loss of over $1 million for the year ended December 1993. On October 9, 1998, Cardinal filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was subsequently converted to Chapter 7 and closed, and was reopened on December 13, 2007.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the stock of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act

Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Caddo Enterprises, Inc., is REVOKED;

the REGISTRATION of the registered securities of California Properties Fund is REVOKED;

the REGISTRATION of the registered securities of Cambridge Creek Companies, Ltd., is REVOKED;

the REGISTRATION of the registered securities of Canadian Hemp Corp. is REVOKED;

the REGISTRATION of the registered securities of Cannon Pictures, Inc., is REVOKED;

the REGISTRATION of the registered securities of Capital Preferred Yield Fund-II, L.P., is REVOKED;

the REGISTRATION of the registered securities of Caprock Corp. is REVOKED;

the REGISTRATION of the registered securities of Carbite Golf, Inc., is REVOKED; and the REGISTRATION of the registered securities of Cardinal Technologies, Inc., is REVOKED.

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Carol Fox Foelak
Administrative Law Judge